ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

March 5, 2018	Robert M. Schmidt
(617) 951-7831
robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 121

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on the Trust’s Post-Effective Amendment No. 121 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on December 22, 2017 in connection with the registration of Class R6, Institutional Class and Class P shares of AllianzGI Core Bond Fund, AllianzGI Core Plus Bond Fund and AllianzGI Preferred Securities and Income Fund (each, a “Fund”), each a new series of the Trust. We received your oral comments regarding the 485(a) Amendment via telephone on February 12, 2018. Summaries of your comments and the Trust’s responses are set forth below. To the extent applicable, the responses below will be reflected in Post-Effective Amendment No. 126 (the “485(b) Amendment”) to the Trust’s Registration Statement, which will be filed with an effective date of March 7, 2018, pursuant to Rule 485(b) under the Securities Act.

We note that, unless otherwise indicated, the comments and the responses thereto apply to each of the Funds.

Prospectus

General

1.	Comment: On the cover page of the prospectus, please state the date and provide the information required by Rule 481(b) under the Securities Act.

Response: The cover page of the prospectus in the 485(b) Amendment will state the date and provide the information required by Rule 481(b)(1) under the Securities Act.

Fees and Expenses

2.	Comment: Please confirm that the expense limitation described in the footnote to the Annual Fund Operating Expenses table will be effective for at least twelve months from the effective date of the 485(b) Amendment, in accordance with Item 3 of Form N-1A.

Response: The Trust confirms that the expense limitation in place for each Fund will be effective for at least twelve months from the effective date of the 485(b) Amendment.

Principal Investment Strategies and Principal Risks

3.	Comment: We note the reference on page 1 to derivatives. Please note that the Staff’s position is that a derivative’s market value should be used in assessing compliance with a fund’s 80% test pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: For purposes of determining compliance with its 80% test pursuant to Rule 35d-1 under the 1940 Act, each Fund may account for a derivative position by reference to either its market value or its notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with a Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 test. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only prevent funds with appropriate economic exposure to a given type of investment from satisfying their 80% test but also permit funds with economic exposures very different from their names to comply with their 80% test. For example, under such a rigid interpretation (which the Trust is not adopting), a fund with “debt” in its name that invests 90% of its assets in fixed-income securities, but hedges out all of its debt market exposure with index futures, would satisfy its 80% test notwithstanding that it had no economic exposure to fixed-income investments. Among other purposes, each Fund may use derivatives to obtain economic exposures that replicate investments in debt instruments or, to the extent applicable, preferred securities, and each Fund will carry out its Rule 35d-1 analysis accordingly.

4.	Comment: We note the reference on page 1 to commercial mortgage-backed securities (“CMBS”) and other asset-backed securities (“ABS”). Please state the amount and type of non-agency CMBS and ABS in which each Fund expects to invest and the expected percentage of each Fund’s CMBS/ABS that will be rated below investment grade or unrated.

Response: The amount and type of non-agency CMBS and ABS in which a Fund will invest, and the percentage of a Fund’s CMBS/ABS rated below investment grade or unrated, will vary from time to time, based upon the portfolio managers’ consideration of economic and market factors. At all times, a Fund’s allocation to CMBS/ABS rated below investment grade or unrated will accord with the applicable investment limitations—for example, AllianzGI Core Bond Fund’s and AllianzGI Core Plus Bond Fund’s limitations (10% of net assets for AllianzGI Core Bond Fund and 35% of net assets for AllianzGI Core Plus Bond Fund) on investments that, at the time of purchase, are rated below investment grade or unrated—stated in the prospectus.

5.	Comment: In light of the inclusion of Turnover Risk, please add disclosure regarding frequent trading to the description of the Fund’s principal investment strategies.

Response: The 485(b) Amendment will add the sentence below to the strategy disclosure for each of AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund:

The Fund’s use of short-term instruments, especially in connection with the hedging of interest rate risk, may result in significant frequent trading transactions, which can contribute to the Fund’s having a portfolio turnover rate in excess of 300% annually.

6.	Comment: We note that Underlying Fund and Other Acquired Fund Risks is bracketed, but that an Acquired Fund Fees and Expenses column is included in the Annual Fund Operating Expenses table. Please revise as appropriate.

Response: The Funds’ portfolio management teams do not currently expect investment in other investment companies to be a material part of any of the Funds’ principal investment strategies such that Acquired Fund Fees and Expenses would exceed 0.01 percent of the average net assets of any of the Funds. Therefore, Underlying Fund and Other Acquired Fund Risks and the Acquired Fund Fees and Expenses column in the Annual Fund Operating Expenses table will be removed from the 485(b) Amendment.

7.	Comment: For AllianzGI Core Plus Bond Fund, please add more disclosure regarding the ratings of the junk bonds in which the Fund expects to invest, including disclosure of the lowest-rated securities in which the Fund will invest.

Response: Because the Fund retains the flexibility to invest across the full range of debt securities ratings within the limitation, as stated in the prospectus, that the Fund will not invest more than 35% of its net assets in debt instruments that, at the time of purchase, are rated below investment grade or unrated, the Trust respectfully submits that the current disclosure most accurately captures the Fund’s investment strategies.

8.	Comment: We note the reference to contingent convertible securities (“CoCos”) on page 9. If investments in CoCos are a principal investment strategy, please include a description of these securities and appropriate risk disclosure in the Fund’s Item 4 and Item 9 disclosures.

Response: The 485(b) Amendment will add the description below to the strategy disclosure for AllianzGI Preferred Securities and Income Fund.

CoCos are a form of hybrid security that generally either converts into equity or has its principal written down upon the occurrence of certain pre-specified triggering events.

The 485(b) Amendment will also add the following Item 4 and Item 9 risks for AllianzGI Preferred Securities and Income Fund:

Contingent Convertible Securities Risk: Contingent convertible securities (“CoCos”) are subject to greater levels of credit and liquidity risk than fixed income securities generally. They may rank junior to other creditors in the event of a liquidation or other bankruptcy-related event and become further subordinated as a result of conversion from debt to equity.

Contingent Convertible Securities Risk: Contingent convertible securities (“CoCos”) have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by a Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by a Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations. In addition, if CoCos held by a Fund are converted into the issuer’s underlying equity securities following a trigger event, the Fund’s holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by a Fund in CoCos may result in losses to the Fund.

9.	Comment: For AllianzGI Preferred Securities and Income Fund, please include a non-diversification risk.

Response: The Fund’s portfolio management team has determined that the Fund will operate as a diversified investment company under the 1940 Act. The strategy disclosure in the 485(b) Amendment will be updated accordingly.

10.	Comment: We note the reference in Confidential Information Access Risk to bank loans: a.) Bank loans are not addressed in any Fund’s strategy disclosure and b.) Please include risk disclosure (1) to indicate that it may take longer than seven days for transactions in bank loans to settle and (2) to note that these investments may not be securities and therefore may not have the protections of the federal securities laws.

Response: Regarding a.), the Trust notes that the strategy disclosure for each Fund references the possibility of investment in privately placed instruments. Regarding b.), the Funds’ existing disclosure regarding bank loans addresses both of these points. Current disclosure in the section of the prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Senior and Other Bank Loans” states:

Bank loans are generally less liquid than many other debt securities. Transactions in bank loans may settle on a delayed basis (and in certain cases may take longer than seven days to settle), such that the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale. As a result, the proceeds related to the sale of bank loans may not be available to make additional investments or to meet the Fund’s redemption obligations until a substantial period after the sale of the loans. To the extent a senior loan has been deemed illiquid, it will be subject to the Fund’s restrictions on investment in illiquid securities. Please see “How the Trust Raises Redemption Proceeds” above for discussion on how the Funds expect to meet short-term redemption obligations. Some loans may not be considered “securities” for certain purposes under the federal securities laws, and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Loans and other debt instruments that are not in the form of securities may offer less legal protection to the Fund in the event of fraud or misrepresentation.

The “How the Trust Raises Redemption Proceeds” section cross-referenced in the above excerpt contains specific disclosure on the Trust’s approach to funding redemption under different liquidity scenarios.

11.	Comment: For AllianzGI Preferred Securities and Income Fund, please add risk disclosure that address the Fund’s concentration in the financials sector.

Response: The 485(b) Amendment will include the additions below to the Fund’s strategies and Item 4 and Item 9 risk disclosure.

Strategies: This means that the Fund has adopted a fundamental policy (which may not be changed without shareholder approval) to invest at least 25% of its total assets in the financials sector, increasing the Fund’s exposure to the risks associated with that sector, including, among other things, changes in government regulations, changes in interest rates, competition, government economic policies and general economic conditions.

Item 4: Focused Investment Risk (Financial-Related Companies Risk): Focusing on a limited number of issuers, sectors (such as the financials sector), industries or geographic regions increases risk and volatility.

Item 9: Financial-Related Companies Risk: The AllianzGI Preferred Securities and Income Fund focuses its investments in the financials sector and will be subject to the risks associated with that sector, including changes in legislation and regulations applicable to financial institutions and financial markets, increased competition, adverse changes in government economic policies or general economic conditions and unfavorable interest rates.

12.	Comment: We note the inclusion on page 19 of Non-U.S. Investment Risk for AllianzGI Preferred Securities and Income Fund. Please confirm that investment in such securities is addressed in the Fund’s strategies.

Response: The Trust respectfully notes that the Fund’s strategy disclosure on page 10 of the prospectus includes the statement, “The Fund may invest without limit in non-U.S. securities, including securities traded in local currencies, and may invest up to 15% of its assets in emerging markets securities.”

Prior Related Performance Information

13.	Comment: Please change the heading “Prior Related Performance Information—AllianzGI Core Bond Fund” to “Prior Related Performance Information of a Fund Similar to AllianzGI Core Bond Fund.” Please make a corresponding change for AllianzGI Core Plus Bond Fund.

Response: The Trust will make these changes in the 485(b) Amendment.

14.	Comment: We note the disclosure that Mr. Pappo was “primarily responsible for the day-to-day management” of Columbia Bond Fund and Columbia Total Return Bond Fund. Please provide disclosure, if applicable, that he has the same degree of discretion managing AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund.

Response: The Trust confirms that Mr. Pappo has an equivalent degree of discretion managing AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund as compared to what he had as lead manager of Columbia Bond Fund and Columbia Total Return Bond Fund and will provide disclosure to this effect in the 485(b) Amendment.

15.	Comment: Please confirm that Columbia Bond Fund and Columbia Total Return Bond Fund were the only mutual funds previously managed by Mr. Pappo with substantially similar investment objectives, policies and strategies to those of AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund.

Response: The Trust confirms that Columbia Bond Fund and Columbia Total Return Bond Fund were the only mutual funds previously managed by Mr. Pappo with substantially similar investment objectives, policies and strategies to those of AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund. Furthermore, the Trust confirms that all non-mutual fund accounts previously managed by Mr. Pappo with substantially similar investment objectives, policies and strategies to those of AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund had lower fees and expenses than those of Columbia Bond Fund and Columbia Total Return Bond Fund.

16.	Comment: Regarding the average annual total returns of Class Z shares of Columbia Bond Fund and Columbia Total Return Bond Fund, please disclose that these returns are either a.) net of all actual fees and expenses, including sales loads or b.) adjusted to reflect all of the expenses reflected in the fee tables of AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund, so long as the resulting performance is not higher than it would be using the actual fees and expenses of Columbia Bond Fund and Columbia Total Return Bond Fund. If the former approach is used, disclose, if true, that the use of the expenses of AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund would have lowered the prior performance results.

Response: The 485(b) Amendment will include the following disclosures in the section concerning prior related performance.

Columbia Bond Fund: All returns shown are net of all fees charged to shareholders. As disclosed in its prospectus dated September 1, 2017, Class Z of the Columbia Bond Fund had total annual fund operating expenses after fee waivers and/or expense reimbursements of 0.61% of average daily net assets. The total annual fund operating expenses after expense reductions of the Institutional Class, Class R6 and Class P shares of the AllianzGI Core Bond Fund are 0.25%, 0.20% and 0.30% of average daily net assets, respectively.

Columbia Total Return Bond Fund: All returns shown are net of all fees charged to shareholders. As disclosed in its prospectus dated September 1, 2017, Class Z of the Columbia Total Return Bond Fund had total annual fund operating expenses after fee waivers and/or expense reimbursements of 0.61% of average daily net assets. The total annual fund operating expenses after expense reductions of the Institutional Class, Class R6 and Class P shares of the AllianzGI Core Plus Bond Fund are 0.30%, 0.25% and 0.35% of average daily net assets, respectively.

17.	Comment: Please confirm that the classes of AllianzGI Core Bond Fund and AllianzGI Core Plus Bond that are being offered are comparable to Class Z of Columbia Bond Fund and Columbia Total Return Bond Fund whose performance is shown.

Response: The Trust notes that Class Z of Columbia Bond Fund and of Columbia Total Return Bond Fund is, for each of those funds, the share class with the earliest inception date and therefore the longest history of annual returns. The Trust also notes that, like each of the Institutional Class, Class R6 and Class P share classes being registered for AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund, Class Z of Columbia Bond Fund and of Columbia Total Return Bond Fund does not charge distribution and/or service fees under Rule 12b-1 under the 1940 Act.

18.	Comment: Please confirm that the entire period during which Mr. Pappo was the lead manager of Columbia Bond Fund is shown.

Response: The Trust has confirmed that Mr. Pappo served as the lead manager of Columbia Bond Fund from January 2011 through November 2017. The average annual total returns of Columbia Bond Fund will therefore be shown for the annual periods ended October 31, 2012 through October 31, 2017. These end-dates align with the fiscal half-year of the Columbia Bond Fund, which ended only a few days before Mr. Pappo left his former firm and joined Allianz Global Investors U.S. LLC.

19.	Comment: If Mr. Pappo’s tenure as lead manager of the previously managed funds covers such periods, please consider presenting the prior related performance information on the Form N-1A Item 4 basis of 1-, 5- and 10-year performance, including return before taxes, return after taxes on distributions and return after taxes on distributions and sale of fund shares.

Response: The Trust notes that the prior related performance information has been presented so as to be consistent with that for other funds in the Trust, the prospectus for which also shows average annual returns of related funds on a yearly basis. The Trust also notes that the current presentation allows the Trust to show the prior related performance of Columbia Bond Fund and Columbia Total Return Bond Fund through October 31, 2017 rather than December 31, 2016.

20.	Comment: Please confirm that the following disclosure is applicable to a registered investment company:

All results shown assume reinvestment of distributions during the period. Returns do not reflect the deduction of taxes that a shareholder may pay on distributions or on the redemption of shares. Performance results reflect the effect of any fee waivers or reimbursements of expenses by Columbia Management Investment Advisers, LLC and/or any of its affiliates. Absent these fee waivers or expense reimbursement arrangements, performance results would have been lower.

Response: The Trust notes that this disclosure is adapted from that provided in the most recent certified semi-annual shareholder report for Columbia Bond Fund and Columbia Total Return Bond Fund, from which the prior related performance information is taken.

21.	Comment: Please supplementally confirm that the Trust has the records necessary to support the prior related performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Response: Allianz Global Investors U.S. LLC, the Funds’ investment manager, believes that the Funds may appropriately rely on the no-action relief granted by the Staff in Salomon Brothers Asset Management Inc., SEC No-Action Letter (pub. avail. July 23, 1999). Salomon Brothers Asset Management allowed Salomon Brothers Asset Management Inc. (“SBAM”) and Salomon Brothers Asset Management Asia Pacific Limited (“SBAM AP”) to use in the prospectus of a fund advised by SBAM and sub-advised by SBAM AP (the “Salomon Fund”) the performance information of a non-U.S. fund, advised by Credit Agricole Asset Management (the “Credit Agricole Fund”), that was previously managed by the same portfolio manager who managed the Salomon Fund and to support that performance for Rule 204-2(a)(16) purposes not by obtaining the performance records from Credit Agricole Asset Management but instead by having the Salomon Fund’s auditors at PricewaterhouseCoopers LLP (“PwC”) take the NAV figures, as publicly reported in the International Herald Tribune and Standard & Poor’s Micropal, for the Credit Agricole Fund to calculate returns for the Credit Agricole Fund during the period it was managed by the relevant portfolio manager. Provided that the NAVs were “accumulated contemporaneously” with the portfolio manager’s management of the Credit Agricole Fund, and that amounts and payment dates of any dividends/distributions from the Credit Agricole Fund could also be determined, the Staff said that copies of the published NAVs and the worksheets prepared by PwC could be sufficient records for purposes of Rule 204-2(a)(16) compliance. Here, unlike in Salomon Brothers Asset Management, there are certified shareholder reports for Columbia Bond Fund and Columbia Total Return Fund that include contemporaneously accumulated NAVs and distribution information through October 31, 2017. This source provides the same performance information that PwC in Salomon Brothers Asset Management used newspaper and Standard & Poor’s services to calculate.

In terms of the inclusion in the prospectus of the performance of funds previously managed by the same portfolio manager at a different investment adviser, Allianz Global Investors U.S. LLC believes that the Funds may appropriately rely on the no-action relief granted by the Staff in Bramwell Growth Fund, SEC No-Action Letter (pub. avail. Aug. 7, 1996). Bramwell Growth Fund allowed Elizabeth Bramwell to include the performance results of the Gabelli Growth Fund, of which she was President, Chief Investment Officer and Trustee, in the prospectus of the Bramwell Growth Fund. Bramwell Growth Fund and its successor, Capital Growth Fund, showed the performance information of the Gabelli Growth Fund for the period managed by Ms. Bramwell (which ended on February 9, 1994) as supplemental performance information through 2007, 13 years after Ms. Bramwell had left the Gabelli Growth Fund.

Statement of Additional Information (“SAI”)

22.	Comment: Concerning the definition of the financials sector for purposes of AllianzGI Preferred Securities and Income Fund’s fundamental policy to concentrate in that sector, please explain how the Fund determined that it was appropriate to include the real estate, including the real estate investment trust, industry within this definition.

Response: The Trust believes that investors would expect investing in real estate to constitute a form of investing in the financials sector. For example, the definition of “financial sector” on the website Investopedia.com reads, “The financial sector is a category of stocks containing firms that provide financial services to commercial and retail customers; this sector also includes banks, investment funds, insurance companies and real estate.” The real estate and rental and leasing sector is also part of the financial activities supersector as defined by the United States Department of Labor Bureau of Labor Statistics (https://www.bls.gov/iag/tgs/iag50.htm).

23.	Comment: Concerning the disclosure on page 54 of the SAI that a Fund may, for purposes of determining compliance with its Rule 35d-1 policy, account for a derivative position by reference to either the market value or the notional value of the derivative, we remind the Trust that this treatment is not consistent with the Staff’s position.

Response: The Trust notes the Staff’s position and refers to the Trust’s response to question 3 above.

24.	Comment: Concerning the audited financial statements of other funds of the Trust that are referenced in the “Financial Statements” section on page 150 of the SAI, please either include the consent of the independent auditor or remove the reference to these financial statements.

Response: The Trust has conferred with PwC and takes the position that, because the 485(b) Amendment does not amend the Trust’s registration statement for its preexisting series and because PwC has already consented to the inclusion in the registration statement of the financial statements of these preexisting series, the consent of PwC is not required in connection with the 485(b) Amendment.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt, Esq.

cc:	Angela Borreggine, Esq.

Craig Ruckman, Esq.

George B. Raine, Esq.

Keith MacLeod, Esq.